S



02041535

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549


SEC MAIL PROCESSING
RECEIVED
JUN 20 2002
WASH. D.C. 165 SECTION

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

For the month of **June 2002 – Enerplus Resources Fund – U.S. Investor Presentation**

ENERPLUS RESOURCES FUND
(Translation of registrant's name into English)

Western Canadian Place -1900 – 700 – 9th Avenue S.W., Calgary, Alberta – Canada – T2P 3V4
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F.................................... Form 40-FX

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes.................... No......X..........

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g-3-2(b): 82-.........

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ENERPLUS RESOURCES FUND
(Registrant)

Date June 19, 2002 By................................ CHRISTINA MEEUWSEN
CORPORATE SECRETARY
(Signature)*

* Print the name and title of the signing officer under his signature

EXPLANATORY NOTE: Attached as Exhibit A to this Form 6-K is a copy of the Press Release issued by Enerplus Resources Fund.

CRGH

SCHEDULE "A"

enerPLUS
RESOURCES FUND

the Energy of Enerplus

U.S. INVESTOR PRESENTATION

JUNE 2002

Disclaimer

enerPLUS
RESOURCES FUND

- Except for the historical and present factual information contained herein, the matters set forth in this presentation, including words such as "expects", "projects", "plans" and similar expressions, are forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are subject to risks and uncertainties that may cause actual results to differ materially. Enerplus disclaims any responsibility to update these forward-looking statements.
- All BOE figures calculated on a 6:1 basis.
- On June 21, 2001, Enerplus Resources Fund merged with EnerMark Income Fund. As the former unitholders of EnerMark held a 69% majority of trust units of the combined Fund, the merger is considered to be a reverse takeover from an accounting perspective. All of the historical financial, operational and statistical information (including comparative values) presented herein are that of EnerMark & Enerplus combined unless otherwise stated. Unit trading and cash distribution history is that of Enerplus Resources Fund only unless otherwise stated.
- All financial figures are in U.S. dollars using a US$0.64/CDN$1.00 exchange rate for the current year, unless otherwise stated.

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Enerplus Resources Fund

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- Canada's oldest and largest oil and natural gas income fund, established in 1985
- Employs over 400 people with an enterprise value of approximately $1.5 billion
- Currently the seventh largest Canadian oil and natural gas producer
- Operates or controls over 65% of its production
- Became the first Canadian income fund to list on the NYSE in November of 2000
- Managed by a wholly-owned subsidiary of Houston based El Paso Energy (EP, NYSE)

Canadian Oil & Gas Income Trust

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- Income Trust structure allows an investor to directly participate in the income stream of oil and natural gas properties
- Tax efficient, allowing oil and gas income to flow through to a publicly traded Trust with little or no corporate tax payable
- Provides regular monthly cash distributions to its Unitholders
- Focuses on maintaining a long-life reserves base to provide steady income for investors on a long-term basis
- Replenishes its asset base on an ongoing basis through property development and acquisitions

Structure of the Fund

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Oil & Gas Revenues
Cash Flows
Monthly
$ Cash Distributions $
To Unitholders

Corporate Profile

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▪ Current Market Cap	$1.2 Billion
▪ Long-term Debt (@ Mar. 31, 2002)	$284 Million
▪ Units Outstanding	69.7 Million
▪ Production Outlook	61,000 BOE/day
% Crude oil & NGLs	43%
% Natural gas	57%
▪ Reserve Life Index (R/P ratio)	14 years
▪ Trading Symbols	
TSX, NYSE	ERF.un, ERF

Canada's Largest Conventional Oil & Gas Income Fund

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Market Capitalization (Millions)
$1,400
$1,200
$1,000
$800
$600
$400
$200
$0
Enerplus
ARC
Pengrowth
PrimeWest
NCE PetroFund
Shiningbank
Viking
NAL

As of May 31, 2002 closing prices

Corporate Strategy

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- Maintain low cost of capital
- Maintain tax advantaged status of distributions
- Manage distribution levels vs. capex and debt service requirements
- Maintain conservative financial policies
- Acquire and exploit low risk reserves
- Sale or farm out of exploratory prospects

- Strategy has produced 16 years of continued growth and consistent performance

Weekly Trading Value – TSX & NYSE

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(ENERMARK INCLUDED)



$70
$60
$50
$40
$30
$20
$10
$0
Millions
Jan-01
Feb-01
Mar-01
Apr-01
May-01
Jun-01
Jul-01
Aug-01
Sep-01
Oct-01
Nov-01
Dec-01
Jan-02
Feb-02
Mar-02
Apr-02
May-02
TSX
NYSE

- 2002 combined average daily trading value - $3.3 million
- 2002 combined average daily trading volume – 218,349 units

Combined Average Daily Production

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BARRELS OF OIL EQUIVALENT PER DAY



70,000
60,000
50,000
40,000
30,000
20,000
10,000
0
BOE/day
42,504
42,917
39,975
46,449
62,615
1997
1998
1999
2000
2001
Natural Gas
Crude Oil & NGL's

Combined Established Reserves

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MILLION BARRELS OF OIL EQUIVALENT
MMBOE
350
300
250
200
150
100
50
0
195.3
207.2
229.0
321.8
312.4
1997
1998
1999
2000
2001
Natural Gas
Crude Oil & NGL's

Commodity Mix

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Daily Production
(at March 31, 2002)



56% Natural gas
25% Light oil
7% NGL
12% Medium and Heavy oil

Established Reserves
(at Dec. 31, 2001)



58% Natural gas
23% Light oil
6% NGL
13% Medium and Heavy oil

Annual Cash Distribution History

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$/UNIT
4.00
3.50
3.00
2.50
2.00
1.50
1.00
0.50
0.00
2.64
1.48
1.90
3.33
3.49
2.57 Average
1997
1998
1999
2000
2001

Sector Performance - Total Return*

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AT DECEMBER 31

	Year 2000	Year 2001
[illegible]	[illegible]	[illegible]
ARC	50.4%	28.4%
Pengrowth	46.8%	-7.8%
PrimeWest	59.7%	-2.0%
NCE	92.9%	-9.9%
Shiningbank	80.4%	5.1%
Viking	58.0%	-1.4%
NAL	43.0%	33.4%

* Total return calculated using actual cash distributions paid in CDN$ during the calendar year plus or minus capital appreciation or depreciation

Q1 2002 Comparative Operating Metrics

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	Enerplus	Peer Group
Average Daily Production (BOE)	62,626	29,105
Percentage Natural Gas	56%	51%
Operating Cost per BOE	$ 3.44	$4.50
Expensed G & A per BOE	$ 0.38	$0.73
Management Fee per BOE	$ 0.19	$0.29

* The Peer Group reflects Q1 2002 results for ARC Energy Trust, Enerplus Resources Fund, NAL Oil & Gas Trust, NCE Petrofund, Pengrowth Energy Trust, PrimeWest Energy Trust, Shiningbank Energy Income Fund and Viking Energy Royalty Trust.

Enerplus Historical Performance

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JUNE 1/92 TO MAY 31/02



Cumulative Distributions
Unit Price
$30.00
$25.00
$20.00
$15.00
$10.00
$5.00
$0.00
Cumulative $25.31
$12.79
1992
1993
1994
1995
1996
1997
1998
1999
2000
2001
2002

- Represents a total simple return of 232% during the period

Enerplus vs TSX 300, & TSX Oil & Gas Producers Index

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JUNE 1/92 TO MAY 31/02



O. & G. Prod. Index
Enerplus
TSX 300
$900
$800
$700
$600
$500
$400
$300
$200
$100
$0
CDN$
784.43
293.65
275.48
1992
1993
1994
1995
1996
1997
1998
1999
2000
2001
May 31/02

- Assuming the reinvestment of Enerplus' monthly cash distributions

Property Characteristics

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- Mature properties with stable production history
- Long reserve life indices
- Low-risk, low-capital development opportunities
- High proportion of proven reserves
- Located in core areas of operation

Core Areas

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BRITISH COLUMBIA
ALBERTA
SASKATCHEWAN
Valhalla
Progress
Deep Basin
Kaybob
EDMONTON
Pembina 5 Way/
South Buck Lake
Joarcam
Giltedge
Ferrier
Sylvan Lake
Benjamin
CALGARY
Hanna/Garden Plains
Medicine Hat

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Major Producing Property Profiles

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	Liquids bbls/day	Nat. Gas mcf/day	Total BOE/day	Average WI
Medicine Hat	937	36,207	6,972	80% Op
Joarcam	2,067	6,555	3,160	80% Op
Pembina 5 Way/South Buck Lake	2,528	1,632	2,800	100% Op
Deep Basin	687	9,012	2,189	9% Non-op
Hanna/Garden Plains	-	13,062	2,177	90% Op
Valhalla	759	8,490	2,174	75% Op
Benjamin	11	12,147	2,036	20% Non-op
Progress	737	6,199	1,770	100% Op
Giltedge	1,637	523	1,724	100% Op
Sylvan Lake	714	2,894	1,196	85% Op
Kaybob	372	4,449	1,114	50% Op
Ferrier	264	4,871	1,076	80% Op
			28,388	

- As at March 31, 2002
- Twelve properties shown represents 45% of total daily production volumes
- Enerplus operates 65% of its daily production

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Combined Capital Expenditure Activities

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THOUSANDS OF DOLLARS

	Net Acquisitions	Property Development
2000	$660,000	$44,300
2001	($640)	$101,300
2002	Focus	$83,200

2002 Capital Expenditures Program

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▪ Planned capital expenditures	$83.2 million
▪ Net initial incremental production	
▪ Oil (bbls/day)	3,485
▪ Gas (mcf/day)	37,600
▪ Total anticipated production (BOE/day)	9,750
▪ Production Development cost ($/BOE/day)	$8,500

First Quarter 2002 Highlights

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- Production volumes on target
  - Averaging 62,626 BOE/day
  - 2% increase from 4Q 2001 production volumes
- Acquired additional interest in Medicine Hat Glauc "C"
  - 5.2 MMBOE of established reserves and production of 600 BOE/day
- Capex of $20 million focused on large oil properties
  - Significant facility development projects
  - 13 net wells drilled with 99% success rate

Medicine Hat Glauc. "C", Alberta

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Enerplus WI: 72%

- Current Net Production: 1,430 bbls/day crude oil
- Waterflood Unit formed June 1, 2001
- Installed waterflood facilities, pipelines and injection wells
- 2002 Capital Program:
  - Acquired additional 28% working interest in Q1 for $13.1 million, adding production of 600 BOE/day
  - Planned capital expenditures of $1.5 million
  - Upgrade pumps, pipeline upgrades and Unit expansion



R.4
R.5 W4M
T.13
T.12
24
25
Unit Boundary
1 mile
Battery
Makeup Water Plant
Acquired Q3, 2001
Acquired Q1, 2002

Medicine Hat Glauc. "C" Production Profile

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(BARRELS OF OIL PER DAY)
Bbls/day
8000
7000
6000
5000
4000
3000
2000
1000
0
Jan-99
Jan-00
Jan-01
Jan-02
Jan-03
Jan-04
Jan-05
Unit Waterflood Started June 2001
Non-Unit Waterflood Start March 2003
Expected Production Profile

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Commodity Price Risk Management

enerPLUS RESOURCES FUND

- Enerplus has an on-going commodity price risk management program designed to provide levels of floor price protection in the event of adverse commodity price movements.
- Under the program, the Fund retains significant exposure to upside price movements.
- At April 10, 2002, approximately 6,675 bbls/day of the Fund's crude oil volumes were protected for the remainder of 2002, and another 1,500 bbls/day protected from July 01 to December 31, 2002.
- At April 10, 2002, approximately 77 MMcf/day of natural gas volumes were protected until October 31, 2002.

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3-Way Option Example
Price received for each barrel protected

enerPLUS RESOURCES FUND



WTI OIL PRICE ($US)
ENERPLUS RECEIVES $27.00
CEILING PRICE
27.00
19.50
ENERPLUS RECEIVES $19.50
FLOOR PRICE
16.00
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Cash Distribution Policy

enerPLUS RESOURCES FUND

- Management and the Board of Directors monitor the Fund's distribution payouts taking into account cash flows, debt levels and spending plans
- Payout levels are adjusted in an effort to balance investor's desire for distributions while maintaining a strong balance sheet
- Debt repayment typically varies between 5 - 15% of total cash flows annually
- Cash distributions paid, prior to withholding tax, during the first quarter of 2002 were $0.44 per Unit, with an additional $0.11 per Unit applied to debt repayment

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Sensitivity Analysis*

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Sensitivities	Change	Change in Annual Distribution Per Unit
WTI US$/bbl	$1.00	CDN$0.15
Gas CDN$/mcf	$0.10	CDN$0.07
Daily Production	1,000 BOE	CDN$0.06
US$/CDN$ Exch. Rate	$0.01	CDN$0.04
Interest Rate	1%	CDN$0.05

* Sensitivities are approximated only and may vary as commodity prices fluctuate outside of the Fund's commodity price risk management instruments in place.

Taxation for U.S. Residents

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- Enerplus is a corporation, NOT an MLP and is treated like most other dividend paying corporations in the US
- Monthly cash payments are considered Dividend Income
  - Unitholders should receive a Form 1099 DIV from their broker
- Foreign tax credit representing the Canadian withholding tax amount can be claimed on an individual's income tax return where eligible
- As a corporation, Enerplus units are eligible investments for IRAs

Summary

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- NYSE listing and El Paso affiliation enhances our access to broader US markets
- Balanced commodity mix
- Diverse asset base
- Strong balance sheet
- Above average Reserve Life Index
- Proven track record and management expertise

Analysts

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Company	Analyst	Phone	E-mail
CIBC World Markets	David Ramsey	416-956-6428	david.ramsay@cibc.ca
Canaccord Capital	Bruce McDonald	403-508-3806	bruce_mcdonald@canaccord.com
Desjardins Securities	Josée Fradette	514-281-7383	josee.fradette@vmd.desjardins.com
Dundee Securities	Barb Betanski	416-350-3231	bbetanski@dundeesecurities.com
First Energy Capital Corp.	Pat Bryden	403-262-0622	pibryden@firstenergy.com
National Bank Financial	Dirk Lever	403-290-5620	dirk.lever@nbfinancial.com
BMO Nesbitt Burns	Gordon Tait	403-515-1501	gordon.tait@bmonb.com
Peters & Co. Limited	Brian Prokop	403-261-2232	bprokop@petersco.com
RBC Dominion Securities	Petro Panarites	416-842-7840	petro.panarites@rbcds.com
Raymond James	*Roger Serin*	403-509-0561	*roger.serin@raymondjames.ca*
Scotia Capital Markets	Brian Ector	403-213-7332	brian_ector@scotiacapital.com
TD Newcrest	Steve Larke	403-292-1204	steve.larke@tdsecurities.com

For More Information

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- Please contact Enerplus Resources Fund Investor Relations department:
  - Toll free: 1-800-319-6462
  - E-mail: investorrelations@enerplus.com
  - Web site: www.enerplus.com